SCVX Corp.

Attn: Strategic Cyber Ventures

1220 L St. NW, Suite 100-397

Washington, DC

December 13, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: SCVX Corp. Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-260309)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), SCVX Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-260309), together with all exhibits thereto (the “Registration Statement”), initially filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact Danielle Scalzo of Willkie Farr & Gallagher LLP at (212) 728-8620.

Very truly yours,
SCVX Corp.

/s/ Michael Doniger
Michael Doniger
Chief Executive Officer

cc:	Chris Ahern, Chief Financial Officer, SCVX Corp.
Adam Turteltaub, Willkie Farr & Gallagher LLP
Danielle Scalzo, Willkie Farr & Gallagher LLP